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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of October 2003
                            Supplementary Information

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                                        Form 20-F         40-F   X
                                                  -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                        Yes:              No:   X
                                             -----            -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation

                                  By: /s/ Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: October 1, 2003


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ID BIOMEDICAL CORPORATION (THE "COMPANY")
SUPPLEMENTARY INFORMATION
OCTOBER 1, 2003

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(unaudited - expressed in Canadian dollars)

The interim consolidated financial statements of the Company as at June 30, 2003, and for the six month periods ended June 30, 2003 and 2002 have been prepared in accordance with Canadian GAAP for interim financial reporting. Such principles differ in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to note 22 (the "U.S. GAAP Reconciliation") to the Company's annual consolidated financial statements for the years ended December 31, 2002 and 2001, included in the Company's Annual Report on Form 40-F.

The financial information presented in the interim consolidated financial statements and in this reconciliation to U.S. GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The significant measurement differences listed in note 22 to the annual consolidated financial statements are as follows:

a) Under Canadian GAAP, the expenditures relating to the acquisition of medical technology and other assets and patent and trademark rights which relate to in-process research and development may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP, these expenditures are charged to expense when incurred. During the six-month period ended June 30, 2003, $109,580 (2002 - $253,906) was capitalized under Canadian GAAP relating to such expenditures. Amortization expense and loss on disposal under Canadian GAAP for the six months ended June 30, 2003 and 2002 was $1,628,105 and $1,383,797, respectively.

b) Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under U.S. GAAP, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the U.S. GAAP Reconciliation. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under U.S. GAAP. However, as described in the U.S. GAAP Reconciliation, there are two situations under which the Company has recorded compensation expense for U.S. GAAP. The impact of these situations for the six months ended June 30, 2003 and 2002, is additional non-cash compensation expense of $22,000 and $286,478, respectively. There have been no grants during the six month period ended June 30, 2003 that give rise to additional compensation expense under U.S. GAAP under APB 25.

c) Under Canadian GAAP prior to June 30, 2001, the measurement date used for purposes of calculating the market price of the securities issued to acquire all of the outstanding shares

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     on the acquisition of a business was a reasonable period of time before the date the purchase agreement was completed. Under U.S. GAAP, the measurement date was based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. As a result, under U.S. GAAP there was a difference in the carrying value of medical technology acquired prior to June 30, 2001. The amortization on the medical technology is included in item (a), therefore this does not result in any additional adjustment. Subsequent to June 30, 2001, there are no differences between Canadian GAAP and U.S. GAAP in the date used to value equity consideration on a business combination.

d) The Company has adopted the disclosure provisions of SFAS 123 for US financial reporting purposes for stock option grants to employees and directors. Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, net loss under US GAAP would have been the pro forma numbers indicated below:

     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------
                                                                                    June 30
                                                                           2003                  2002
     -----------------------------------------------------------------------------------------------------------
           Net loss under U.S. GAAP                                 $    (8,119,341)          (4,317,196)

           Add:   Total stock-based employee compensation
                  expense determined using intrinsic value method            22,000              286,478

           Less:  Total stock-based employee compensation
                  expense determined using fair value method             (3,930,696)          (1,599,165)
                                                                    ---------------      ---------------
            Pro forma                                               $   (12,028,037)          (5,629,883)
                                                                    ---------------      ---------------
            Net loss per share
                  Basic- as reported                                       (0.24)              (0.14)
                  Basic - Pro forma                                        (0.36)              (0.18)
                  Diluted - as reported                                    (0.24)              (0.14)
                  Diluted - Pro forma                                      (0.36)              (0.18)

     For these purposes, the fair value of each option is estimated on the sate of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0.0% (2002-0.0%), expected volatility 84.59% (2002-83.75%), risk free interest rates 3.80% (2002-3.71%) and expected average option term of 4.5 years (2002-4.32 years).

e) Under Canadian GAAP, the Company reports short-term investments at the lower of cost and net realizable value, with changes going to the statement of operations and long-term investments under the cost method. Under US GAAP, the Company classifies its investments in debt and equity securities in one of the three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
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     Trading and available-for-sale securities, which represent all debt securities and any equity securities that have readily determinable market values, are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts, which is consistent with the Canadian GAAP treatment. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity in other comprehensive income until realized. Realized gains or losses from the sale of available-for-sale securities are determined on a specific identification basis.

     At June 30, 2003, the Company has no short-term investments classified as a trading or available-for-sale security.

     The Company classifies all debt securities reported as short-term investments as held-to-maturity. As such, there are no measurement differences between Canadian and U.S. GAAP related to these securities. The carrying value of held-to-maturity debt securities at June 30, 2003 is $46,448,081. All held-to-maturity securities are due within one year and the fair values approximate carrying value.
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(f)  The effects of the above differences between Canadian and United States generally accepted accounting principles are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                 Patent        Medical
                                                                 and           Technology
                                                                 trademark     and other        All other        Total
June 30, 2003                                                    rights        assets           assets           assets
----------------------------------------------------------------------------------------------------------------------------------
Assets in accordance with Canadian generally accepted
      accounting principles as at June 30, 2003                   1,302,455     27,506,048      58,117,922       86,926,425

Unites States generally accepted accounting
      principles adjustment (a)                                  (1,302,455)   (27,506,048)              -      (28,808,503)
                                                                 -----------------------------------------------------------------
                                                                 -----------------------------------------------------------------

Assets in accordance with United States generally
      accepted accounting principles as at June 30,2003                   -              -      58,117,922       58,117,922
                                                                 -----------------------------------------------------------------
                                                                 -----------------------------------------------------------------

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

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     June 30, 2003
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
Shareholders' equity in accordance with Canadian generally accepted acounting principles                               75,506,365

Patent and trademark rights                                                                                            (1,302,455)
Medical technology and other assets                                                                                   (27,506,048)
Shareholders' equity in accordance with United States generally accepted                                         -----------------
      acounting principles                                                                                             46,697,862
                                                                                                                 -----------------
                                                                                                                 -----------------

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

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six months ended June 30
                                                                                                         2003             2002
----------------------------------------------------------------------------------------------------------------------------------
Net loss in accordance with Canadian generally
    accepted accounting principles                                                                    (9,615,866)      (5,160,609)

Patent and trademark rights expenditure, net of accumulated
    amortization and loss on disposal (a)                                                                239,514          184,420

Medical tecnology expenditures, net of accumulated amortization (a)                                    1,279,011        1,314,311

Stock option compensation costs (b)                                                                      (22,000)        (286,478)

Net loss per share in accordance with United States                                             ----------------------------------
      generally accepted accounting principles                                                        (8,119,341)      (4,317,196)
                                                                                                ----------------------------------
                                                                                                ----------------------------------
Net loss per share in accordance with United States
      generally accepted accounting principles
        Basic                                                                                              (0.24)           (0.14)
        Diluted                                                                                            (0.24)           (0.14)
                                                                                                ----------------------------------
                                                                                                ----------------------------------

----------------------------------------------------------------------------------------------------------------------------------

g) As described in the U.S. GAAP Reconciliation, there are certain recently issued U.S. accounting pronouncements that were not effective for the year ended December 31, 2002 but would have been effective for the six month period ended June 30, 2003 had the Company prepared its interim consolidated financial statements under U.S. GAAP. The Company is evaluating the impact of adopting the recently issued U.S. accounting pronouncements and has not yet quantified their effect.